Exhibit 99.5

NEWS RELEASE

(All dollar amounts expressed in US dollars unless otherwise noted)

Great Panther Reports Second Quarter 2020 Financial Results, Including Record Net Income of $8.6 Million and Operating Cash Flow of $19.5 Million

Vancouver – August 6, 2020 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or “the Company”) reports unaudited consolidated financial results for the second quarter of 2020 (Q2 2020) from its three wholly owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (GMC) in Mexico. Great Panther will host a conference call and live webcast to discuss the results at 9.00am PDT/12.00pm EDT today, August 6, 2020. Dial-in and login details are provided at the end of this news release.

“The combination of a strong rise in the gold price and record production at our flagship Tucano mine, leading to a substantially lower AISC, drove a significant increase in cash flow from operating activities to a record $19.5 million for the second quarter of 2020,” stated President and CEO Rob Henderson. “This was an impressive result given the unprecedented challenges of managing COVID-19. We congratulate our teams at all Great Panther sites for this achievement.

“On a consolidated basis for 2020, we expect to produce 146,000 to 158,000 gold equivalent ounces at all-in sustaining costs in the range of $1,150 to $1,250 per gold ounce sold, and we are well positioned to deliver strong results while we continue to keep the safety and health our people our number one priority.”

Q2 2020 Highlights

Financial

•	Revenue of $67.0 million, representing a 48% increase over Q2 2019
•	Record mine operating earnings before non-cash items[1] of $35.8 million ($0.11 per share)
•	Record adjusted EBITDA[1]of $30.2 million
•	Record cash flow from operating activities of $19.5 million ($0.06 per share)
•	AISC before corporate G&A of $1,027 per gold ounce (oz) sold[1]
•	Cash and cash equivalents at June 30, 2020 of $60.2 million, an increase from $37.0 million at December 31, 2019 and $9.9 million at June 30, 2019

1	The Company has included in this news release and the accompanying Management’s Discussion and Analysis for the period ended June 30, 2020 (the “Q2 2020 MD&A”) the non-Generally Accepted Accounting Principles (“GAAP”) performance measures cash cost per gold ounce sold, cash cost per payable silver ounce, all-in sustaining cost (“AISC”) per gold ounce sold excluding corporate general and administrative (“G&A”) expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items, adjusted earnings before interest, taxes depreciation and amortization (“Adjusted EBITDA”), adjusted net loss and adjusted net loss per share throughout this document. Refer to the Non-GAAP Measures section of the Company’s Q2 2020 MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with International Financial Reporting Standards (“IFRS”). As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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Operational

•	Production of 38,541 gold equivalent ounces (Au eq oz)[1]
•	Record monthly production at Tucano in June of 15,389 gold oz since acquisition in March 2019
•	Au eq oz production growth of 11% over Q1 2020
•	Successful restart of GMC and Topia in Mexico after two-month COVID-19 shutdowns

Corporate

•	Closing of bought deal financing with gross proceeds of $16.1 million
•	Agreement reached with Nyrstar to defer Coricancha bond requirements
•	Appointment of David Garofalo, Alan Hair and Joseph Gallucci to the Board of Directors, and the appointment of Mr. Garofalo as Chair of the Board of Directors
•	Appointment of Rob Henderson as President and CEO

For the second quarter of 2020 Great Panther reported records for mine operating earnings before non-cash items, net income, adjusted EBITDA and cash-flow from operating activities as a result of strong production results at Tucano and a rise in the gold price which resulted in an average realized gold price of $1,728 per ounce for the quarter. With the restart of the Company’s operations in Mexico in June, a strong increase in the price of silver and new records for the gold price since the end of the second quarter, Great Panther expects continued strong cash-flow generation in the third quarter.

COVID-19 Response

Great Panther has developed and implemented robust COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the regulatory agencies of each country in which it operates to ensure a safe work environment. These plans include mandatory medical screening and testing on arrival at site, requirements to report infection or contact with those infected, restrictions on international travel and any non-essential domestic travel, alternative work arrangements, hygiene precautions and physical distancing practices, among others. Specific areas have been prepared for the isolation, testing and care of employees showing COVID-19 symptoms. Increased cleaning and sanitizing procedures have been introduced, especially in frequently visited areas. Training campaigns to educate all employees and contractors, their families and local communities on preventive measures and hygiene best practices continue regularly.

Additional information regarding Great Panther’s COVID-19 response plan, preventive measures taken to date and the potential impact on operations are available in the Q2 2020 Management’s Discussion and Analysis (“MD&A”), available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

1	Gold equivalent ounces are referred to in this news release and the accompanying Q2 MD&A. For 2020, Au eq oz were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0. 0006412 and 1:0. 0007554 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.

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Table 1: Operational Highlights

	Q2 2020	Q2 2019	Change	Six months ended June 30, 2020	Six months ended June 30, 2019[1]	Change
Total material mined – Tucano (tonnes)	6,075,380	5,009,392	21%	13,190,515	6,578,074	101%
Ore mined – Tucano (tonnes)	425,209	534,846	-20%	817,692	638,706	28%
Ore mined – Mexico (tonnes)	23,646	65,764	-64%	91,491	132,662	-31%
Tonnes milled – Tucano	822,638	718,682	14%	1,633,835	912,849	79%
Tonnes milled – Mexico (excluding custom milling)	24,536	63,886	-62%	93,501	133,540	-30%
Tonnes milled – consolidated operations (excluding custom milling)	847,174	782,568	8%	1,727,336	1,046,389	65%
Plant gold head grade (g/t) – Tucano	1.48	1.41	5%	1.29	1.31	-2%
Plant head grade (g/t Ag eq) – Mexico	325	355	-8%	320	333	-4%
Gold oz produced – Tucano	35,421	29,899	18%	61,597	35,063	76%
Gold oz produced – consolidated operations	36,357	33,461	9%	65,297	41,754	56%
Au eq oz produced[2]	38,541	39,922	-3%	73,267	54,782	34%
Gold oz sold	37,076	29,850	24%	63,883	38,039	68%
Au eq oz sold[2]	39,316	35,759	10%	71,541	50,003	43%
Cash costs per gold oz sold – Tucano[3]	$743	$957	-22%	$859	$935	-8%
AISC per gold oz sold – Tucano[3]	$982	$1,126	-13%	$1,291	$1,193	8%
Cash costs per gold oz sold[3]	$729	$950	-23%	$862	$932	-8%
All-in sustaining costs (AISC) per gold oz sold, excluding corporate G&A expenditures[3]	$1,027	$1,153	-11%	$1,330	$1,229	8%
AISC per gold oz sold[3]	$1,126	$1,260	-11%	$1,445	$1,380	5%

1	The comparative data presented for the six months ended June 30, 2019 is for the period from March 5, 2019 to June 30, 2019, the period for which the Company owned Tucano following the acquisition of Beadell.
2	Gold equivalent ounces are referred to throughout this document. For 2020, Au eq oz were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0. 0006412 and 1:0. 0007554 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Au eq oz for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.
3	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures and AISC per gold ounce sold, throughout this news release and the accompanying Q2 2020 MD&A. Refer to the Non-GAAP Measures section of the Company’s Q2 2020 MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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Table 2: Financial Highlights

(in thousands, except per ounce, per share and exchange rate figures)	Q2 2020	Q2 2019	Change	Six months ended June 30, 2020	Six months ended June 30, 2019[1]	Change
Revenue	$67,028	$45,278	48%	$115,078	$61,972	86%
Mine operating earnings before non-cash items[2]	$35,755	$10,728	233%	$50,003	$14,219	252%
Mine operating earnings	$23,861	$2,902	722%	$29,831	$4,419	575%
Net income (loss)	$8,552	$(5,758)	n/a	$(31,912)	$(53,784)	41%
Adjusted net income (loss)[1]	$11,430	$(8,965)	n/a	$3,882	$(13,938)	n/a
Adjusted EBITDA[2]	$30,191	$2,044	1,377%	$36,571	$347	10,439%
Cash flows from operating activities	$19,499	$(5,527)	n/a	$31,256	$(14,009)	n/a
Cash and short-term deposits at end of period	$60,205	$9,945	505%	$60,205	$9,945	505%
Net working capital at end of period	$6,836	$1,553	340%	$6,836	$1,553	340%
Earnings (loss) per share – basic	$0.03	$(0.02)	n/a	$(0.10)	$(0.22)	55%
Earnings (loss) per share – diluted	$0.03	$(0.02)	n/a	$(0.10)	$(0.22)	55%
Average realized gold price per oz3	$1,728	$1,310	32%	$1,664	$1,306	27%
Average realized silver price per oz3	$18.59	$15.03	24%	$16.28	$14.92	9%
Brazilian real (BRL)/USD	5.39	3.92	38%	4.92	3.84	28%
Mexican peso (MXN)/USD	23.34	19.13	22%	21.64	19.17	13%

1	The comparative data presented for the six months ended June 30, 2019 is for the period from March 5, 2019 to June 30, 2019, the period for which the Company owned Tucano following the acquisition of Beadell.
2	The Company has included the non-GAAP performance measures mine operating earnings before non-cash items, adjusted EBITDA, and adjusted net income (loss) throughout this news release and the accompanying Q2 2020 MD&A. Refer to the Non-GAAP Measures section of the Company’s Q2 2020 MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
3	Average realized gold and silver prices are prior to smelting and refining charges.

Refer to the Q2 2020 MD&A for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019 and the Q2 2020 MD&A can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the Q2 2020 MD&A.

2020 Guidance and Outlook

The Company provides production and cost guidance for its operating mines from time to time. The 2020 cost guidance for Topia and for the consolidated operation is provided below for the first time as production guidance for Topia was only provided on July 9, 2020 due to the previous decision to suspend tailings deposition at the mine’s Phase II tailings storage facility (“TSF”) and subsequent Mexican federal government restrictions on non-essential business activities in an effort to limit the spread of COVID-19. Production guidance remains unchanged from Great Panther’s disclosure on July 9, 2020. Cost guidance for Tucano remains unchanged. Cost guidance for the GMC has been revised to reflect the impact of the April and May shutdown.

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Table 3 – 2020 Guidance

	Tucano[1]	Topia[2]	GMC[2]	Consolidated
Gold production (oz)[3]	120,000-130,000	–	–	120,000-130,000
Silver eq production (oz)[4]	–	1,200,000-1,300,000	1,200,000-1,300,000	2,400,000-2,600,000
Gold eq production (oz)	120,000-130,000	13,000-14,000	13,000-14,000	146,000-158,000
Cash cost ($/oz sold)	$900-$1,000	$15-16	$9-10	$900-1,000
AISC ($/oz sold)	$1,150-1,250	$21-22	$13-14	$1,150-1,250
Sustaining capital ($M)[5]	$29-35	$2-3	$1-3	$32-41
Exploration - growth (non-sustaining) ($M)	$7	$0-1	$3	$10-11

1	Tucano costs are presented per gold ounce sold. Cash cost and AISC guidance for Tucano is based on an estimated BRL/USD foreign exchange rate of 5.20. Actual results will differ.
2	Topia and GMC costs are presented per silver payable ounce. Cash cost and AISC guidance for Topia and the GMC is based on an estimated MXN/USD foreign exchange rate of 21.75. Actual results will differ. AISC for Topia and the GMC includes fixed costs incurred during the mandatory shutdowns in April and May of 2020 related to COVID-19.
3	Gold equivalent ounces are calculated using a 1:90 Au:Ag ratio. Figures are rounded.
4	Silver equivalent ounces for 2020 are calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.05770751 and 1:0.06798419 for the price/ounce of silver to price/pound of lead and zinc, respectively.
5	Includes capitalized stripping costs.

Great Panther expects to have a completed report from its geotechnical consultants on a program for the remediation of the UCS pit at Tucano by the fourth quarter of 2020. This report will be based on the results of the current geotechnical drilling and analysis being performed which is expected to be completed by the end of September. Unloading of the pit re-commenced in July and the Company expects to fully recover UCS and return it to production in the fourth quarter of 2020.

Further information on Great Panther’s 2020 guidance is provided in the Outlook section of the Company’s Q2 2020 MD&A, available on www.greatpanther.com and www.sedar.com.

These production and cost guidance estimates are forward-looking statements and information and should be read in conjunction with the Cautionary Statement on Forward-Looking Information section at the end of this news release and the accompanying Q2 2020 MD&A. Readers are cautioned that there are no current estimates of mineral reserves for any of the Company’s Mexican mines. Mineral resources that are not mineral reserves have no demonstrated economic or technical viability.

WEBCAST AND CONFERENCE CALL

A conference call and webcast will be held today, August 6, 2020, at 9.00 am PDT/12.00 pm EDT. Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Vancouver:	+ 1 604 638 5340
U.S. and Canada toll-free:	+ 1 800 319 4610
International toll:	+ 1 604 638 5340

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A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling the numbers below using the replay access code 4880.

Vancouver:	+ 1 604 638 5340
U.S. and Canada toll-free:	+ 1 800 319 4610
International toll:	+ 1 604 638 5340

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: +1 778 899 0518

mobile: +1 236 558 4485

email: mbrown@greatpanther.com

web: www.greatpanther.com

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding: (i) expectations of the Company’s production and cost guidance and ability to meet its production and cost guidance under the heading “2020 Guidance and Outlook” in this news release; (ii) expectations of cash cost, AISC, sustaining and growth capital, and other expenditures; (iii) expectation the Company will be able to maintain lower AISC; (iv) expectations that the Company is well positioned to deliver strong results; (v) expectation that the Company will continue strong cash-flow generation in the third quarter of 2020; (vi) expectation the Company will be able to achieve positive cash flows; (vii) expectations as to the impact of the Company’s operations of any government, industry or voluntary measures to control the spread of COVID-19, including the impact of an order of the Mexican federal government for the full or partial cessation of mining operations in Mexico as a result of COVID-19; and (viii) expectations regarding the Company’s plans and timeline for geotechnical drilling and related results and timeline of the geotechnical review of UCS, the Company’s plans and timeline for continued mining at UCS commencing in the fourth quarter of 2020, and the ability to continue to include the UCS pit as part of the Mineral Resource and Mineral Reserve estimate.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations at Tucano in accordance with the Company’s mine plan; the accuracy of the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19; international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner, the sufficiency of the Company’s tailing storage facilities; the Topia TSF can be remediated as planned; management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company; management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss; conditions in the financial markets; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the accuracy of the geological, operational and price and exchange rate assumptions on which the production and cost guidance is based; operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, seismic events, and adverse weather conditions; the Company’s expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the estimates or mineral reserves and mineral resources or its future mining plans; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of the COVID-19 pandemic on the Company’s ability to operate as anticipated, including the impact of any restrictions that governments may impose or the Company voluntarily imposes to address the COVID-19 outbreak; the inherent risk that estimates of mineral reserves and resources may not be accurate and accordingly that mine production will not be as estimated or predicted; as the Company’s mines do not have established mineral reserves, except for Tucano, the Company faces higher risks that anticipated rates of production and production costs, such as those provided above under the heading “2020 Guidance and Outlook”, will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; there is no assurance that the Company will be able to or may experience a delay to develop a remediation plan that would place the Company in a position where it could recommence mining activities at UCS by the fourth quarter of 2020 and, if the remediation plan is not feasible, then the Company may not be able to access the UCS mineral reserves which may adversely impact the Company’s production plans and future revenues; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability; planned exploration activities may not result in conversion of existing mineral resources into mineral reserves or discovery of new mineral resources; potential political and social risks involving Great Panther’s operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; the inability to remediate the UCS pit at Tucano and the Topia TSF as planned; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company’s inability to meet its production forecasts or to generate the anticipated cash flows from operations in 2020 could result in the Company’s inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject; ability to maintain and renew agreements with local communities to support continued operations; and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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